Filed by MPLX LP
Commission File No.: 001-35714
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
MarkWest Energy Partners, L.P.
Commission File No.: 001-31239

The following press release was issued by MPLX LP on December 3, 2015.

Marathon Petroleum Corp. and MPLX LP announce 2016 capital investment plan
FINDLAY, Ohio, Dec. 3, 2015 - At an analyst and investor presentation today, Marathon Petroleum Corp. (NYSE: MPC) announced its 2016 capital investment plan of $4.2 billion. The plan includes $1.5 billion for MPC's refining and marketing segment; nearly $400 million for Speedway, MPC's retail subsidiary; and $2.2 billion for MPC's pipeline transportation segment, which includes $1.7 billion for MPLX LP (NYSE: MPLX).

"We continue to focus on investing in our more stable cash-flow generating midstream and Speedway businesses, as well as pursuing margin-enhancing projects in our core refining and marketing business," said Gary R. Heminger, MPC president and chief executive officer. "Our capital allocation will enable us to continue executing on this commitment and drive long-term value for our investors."

The refining and marketing segment's capital plan of $1.5 billion includes approximately $350 million for midstream investments, approximately $475 million for margin-enhancing projects and approximately $675 million for refinery sustaining capital. One of the capital projects for the refining and marketing segment is the South Texas Asset Repositioning (STAR) program at MPC facilities in Texas City, Texas. "The STAR program represents an approximate $2 billion investment through 2020 that will fully integrate our Galveston Bay and Texas City refineries, increase our overall crude processing capacity, increase our distillate and gas oil recovery and improve the refinery's reliability," said Heminger. "It will create a world-class refining complex with a crude processing capacity of 585,000 barrels per day, making it the second-largest U.S. refinery."

Speedway's nearly $400 million capital budget is focused on store remodels, particularly remodels of its recently converted stores along the East Coast, and building new locations in Speedway's core markets.

The $2.2 billion of capital allocated to MPC's pipeline transportation segment includes $1.7 billion for MPLX. The largest component of the MPLX investment plan, over $1.2 billion, is attributed to MarkWest's ongoing development of natural gas and gas liquids infrastructure to support its producer customers throughout the Southwest and Northeast regions, particularly in the Marcellus and Utica shales.

MPLX continues its development of the Cornerstone pipeline project in eastern Ohio and is further expanding its Utica shale build-out associated with this project. MPC also continues its capital focus to expand its inventory of assets that could be dropped down to MPLX to support its targeted growth profile over the next several years. Heminger said the addition of MarkWest substantially expands the companies' opportunity set across the hydrocarbon value chain. "Together, MPC, MPLX and MarkWest see significant future incremental opportunities that will capitalize on their respective expertise to capture commercial synergies and drive value for the investors in both businesses," he said.

"Both MPC and MPLX have sustainable competitive advantages through our fully integrated system, which gives us tremendous flexibility to meet market needs," said Heminger. "Our assets are strategically located, and our continuing investments are focused on achieving consistent long-term performance for our investors."
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About Marathon Petroleum Corporation
MPC is the nation's fourth-largest refiner, with a crude oil refining capacity of approximately 1.8 million barrels per calendar day in its seven-refinery system. Marathon brand gasoline is sold through approximately 5,600 independently owned retail outlets across 19 states. In addition, Speedway LLC, an MPC subsidiary, owns and operates the nation's second-largest convenience store chain, with approximately 2,760 convenience stores in 22 states. MPC also owns, leases or has ownership interests in approximately 8,300 miles of pipeline. Through subsidiaries, MPC owns the general partner of MPLX LP, a midstream master limited partnership. MPC's fully integrated system provides operational flexibility to move crude oil, feedstocks and petroleum-related products efficiently through the company's distribution network in the Midwest, Southeast and Gulf Coast regions. For additional information about the company, please visit our website at http://www.marathonpetroleum.com.

About MPLX LP
MPLX is a fee-based, growth-oriented master limited partnership formed in 2012 by Marathon Petroleum Corporation to own, operate, develop and acquire pipelines and other midstream assets related to the transportation and storage of crude oil, refined products and other hydrocarbon-based products. Headquartered in Findlay, Ohio, MPLX's assets consist of a 99.5 percent equity interest in a network of common carrier crude oil and products pipeline assets located in the Midwest and Gulf Coast regions of the United States and a 100 percent interest in a butane storage cavern located in West Virginia with approximately 1 million barrels of natural gas liquids storage capacity.

Investor Relations Contacts:
Geri Ewing (419) 421-2071
Teresa Homan (419) 421-2965

Media Contact:
Chuck Rice (419) 421-2521
Jamal Kheiry (419) 421-3312

Forward-looking Statements
This press release contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation ("MPC"), MPLX LP ("MPLX"), and MarkWest Energy Partners, L.P. ("MWE"). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPC, MPLX, and MWE. You can identify forward-looking statements by words such as "anticipate," "believe," "estimate," "objective," "expect," "forecast," "guidance," "imply," "opportunity," "outlook," "plan," "project," "potential," "target," "could," "may," "should," "would," "will" or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies' control and are difficult to predict. In addition to other factors described herein that could cause MPLX's results to differ materially from those implied in these forward-looking statements, negative capital market conditions, including a persistence or increase of the current yield on common units, which is higher than historical yields, could adversely affect MPLX's ability to meet its distribution growth guidance, particularly with respect to the later years of such guidance. Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: risks described below relating to the MPLX/MWE merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC's ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC's ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC's capital budget; other risk factors inherent to MPC's industry; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with Securities and Exchange Commission (SEC). Factors that could cause MPLX's or MWE's actual results to differ materially from those implied in the forward-looking statements include: the ability to satisfy conditions to the closing of the transaction contemplated by the merger agreement; risk that the synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of MPLX's and MWE's respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions, and the ability to successfully execute their business plans and implement their growth strategies; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC's obligations under MPLX's commercial agreements; each company's ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX's capital budget; other risk factors inherent to MPLX or MWE's industry; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the SEC; and the factors set forth under the heading "Risk Factors" in MWE's Annual Report on Form 10-K for the year ended Dec. 31, 2014, and Quarterly Report on Form 10-Q for the quarter ended Sept. 30, 2015, filed with the SEC. These risks, as well as other risks associated with MPLX, MWE and the transaction, are also more fully discussed in the joint proxy statement and prospectus included in the registration statement on Form S-4 filed by MPLX and declared effective by the SEC on Oct. 29, 2015, as supplemented. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPC's Form 10-K, in MPLX's Form 10-K, or in MWE's Form 10-K and Form 10-Qs could also have material adverse effects on forward-looking statements. Copies of MPC's Form 10-K are available on the SEC website, MPC's website at http://ir.marathonpetroleum.com or by contacting MPC's Investor Relations office. Copies of MPLX's Form 10-K are available on the SEC website, MPLX's website at http://ir.mplx.com or by contacting MPLX's Investor Relations office. Copies of MWE's Form 10-K and Form 10-Qs are available on the SEC website, MWE's website at http://investor.markwest.com or by contacting MWE's Investor Relations office.

Additional Information Related to MPLX/MWE Transaction
In connection with the pending acquisition, MWE and MPLX have filed relevant materials with the SEC, including MPLX's registration statement on Form S-4 that includes a definitive joint proxy statement and a prospectus declared effective by the SEC on Oct. 29, 2015 and a supplement to the proxy statement/prospectus filed on Nov. 17, 2015. Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive joint proxy statement and prospectus, because they contain important information about the pending transaction. Investors and security holders are able to obtain the documents free of charge at the SEC's website, http://www.sec.gov, or for free from MPLX LP at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or for free from MWE by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com.